January 29, 2026

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Division of Corporation Finance

Attn:	Alyssa Wall

Re:	GenFlat Holdings, Inc.
Registration Statement on Form S-1, as amended
File No. 333-291718

Ladies and gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Craig Hallum Capital Group LLC, as Underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on January 30, 2026, or as soon thereafter as practicable, or at such later time as the Company or its counsel may request via telephone call to the staff.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Thank you,

CRAIG HALLUM CAPITAL GROUP LLC

By: /s/ Rick Hartfiel
Name: Rick Hartfiel
Title: Head of Investment Banking